

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Email April 7, 2020

Cameron McAulay
Chief Financial Officer
Transphorm, Inc.
75 Castilian Drive
Goleta, CA 93117

Re: Transphorm, Inc.
Form 8-K
Exhibit Nos. 10.11(1), (2), (3), (4), (5), 10.12(1) and (2), 10.13(1), 10.14(1) and (2), 10.15(1) and (2), 10.17(1), 10.20(1), 10.22(1) and (2), 10.23(1), 10.24(1) and (2), and 10.25
Filed February 14, 2020
File No. 000-55832

Dear Mr. McAulay:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance